Exhibit 2.8

Execution Version
Privileged & Confidential

ASSET PURCHASE AGREEMENT
by and between
DMS HEALTH TECHNOLOGIES, INC.,
as Seller,
AND
PHILIPS NORTH AMERICA LLC,
as Buyer
Dated as of December 22, 2017

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE OF ASSETS 1

1.1	Purchase and Sale of Assets 1

1.2	Excluded Assets 2

1.3	Assumed Liabilities 2

1.4	Closing 2

1.5	Transfer Documents 2

1.6	Consents of Third Parties 3

1.7	Further Assurances 3

ARTICLE II	PURCHASE PRICE 3

2.1	Purchase Price 3

2.2	Payment of Purchase Price 3

2.3	Purchase Price Adjustment 4

2.4	Tax Withholding 5

2.5	Allocation of Purchase Price 5

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER 5

3.1	Organization and Good Standing of Seller 6

3.2	Authorization; Binding Obligation 6

3.3	Consents 6

3.4	No Violation 6

3.5	Title to Acquired Assets 7

3.6	Legal Proceedings 7

3.7	Compliance with Laws 7

3.8	Assigned Contracts 7

3.9	Books and Records 8

3.10	Brokers 8

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER 9

4.1	Organization and Good Standing 9

4.2	Authorization; Binding Obligation 9

4.3	Consents 9

4.4	No Violation 9

4.5	Brokers 10

4.6	Legal Proceedings 10

ARTICLE V	COVENANTS 10

5.1	Conduct of Business Pending Closing 10

5.2	Cooperation; Approvals, Filings and Consents 11

5.3	Access to Information 11

5.4	Notice of Certain Events 11

5.5	Public Announcements 12

5.6	No Solicitation of Other Proposals 12

5.7	Non-Competition, Non-Solicitation and Confidentiality 12

5.8	Mutual Cooperation 14

5.9	Employee Matters 14

5.10	Transition Matters 14

ARTICLE VI	CONDITIONS PRECEDENT TO CLOSING 15

6.1	Conditions to Obligation of Each Party 15

6.2	Additional Conditions to Obligations of Buyer 16

6.3	Additional Conditions to Obligations of Seller 17

ARTICLE VII	SURVIVAL; INDEMNIFICATION 17

7.1	Survival 17

7.2	Indemnification by Seller 17

7.3	Indemnification by Buyer 18

7.4	Indemnification Process 19

7.5	Fraud and Related Claims; Characterization of Payments 20

7.6	Knowledge and Investigation 20

7.7	Limitations on Indemnification Obligations 20

7.8	Waivers 21

7.9	Remedies Cumulative 21

7.10	Tax Treatment of Indemnification Payments 21

ARTICLE VIII	TERMINATION, AMENDMENT, WAIVER AND EXPENSES 21

8.1	Termination 21

8.2	Procedure of Termination 22

8.3	Effect of Termination 22

8.4	Expenses 22

8.5	Amendment and Waiver 22

ARTICLE IX	MISCELLANEOUS 23

9.1	Entire Agreement 23

9.2	Assignment 23

9.3	Counterparts 23

9.4	Governing Law; Jurisdiction; Venue; Service of Process 23

9.5	Specific Performance 23

9.6	Interpretation 24

9.7	Severability 24

9.8	Notices 24

9.9	Representation by Counsel 25

9.10	Construction 25

9.11	Third Party Beneficiaries 26

9.12	Bulk Sales Law 26

9.13	Waiver of Jury Trial 26

EXHIBITS AND SCHEDULES
EXHIBITS:
Exhibit A    Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit B    Form of Escrow Agreement

SCHEDULES:
Schedule 1.1(a)    Assigned Contracts
Schedule 1.1(b)    Books and Records
Schedule 5.2(c)    Third Party Consents
Schedule 5.9(i)    Service Employees
Schedule 5.9(ii)    Employees
Schedule 5.10    Website Endorsement
Schedule 6.2(d)    Required Third Party Consents
Schedule I    Table of Definitions
Schedule II    Prepaid Revenue Principles

DISCLOSURE SCHEDULE

Schedule 3.3    Consents
Schedule 3.4    No Violation
Schedule 3.5     Title
Schedule 3.6(a)    Pending Actions
Schedule 3.6(b)    Actions
Schedule 3.8(d)    Consent and Notices
Schedule 3.8(e)    Disputes

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 22, 2017, is made by and between DMS HEALTH TECHNOLOGIES, INC., a North Dakota corporation (“Seller”), and PHILIPS NORTH AMERICA LLC, a Delaware limited liability company (“Buyer”).
WHEREAS, Seller provides post-warranty service to its customers pursuant to the Assigned Contracts (as defined below) (the “DMS Service Business”);
WHEREAS, Seller wishes to sell, assign, transfer and convey to Buyer, and Buyer wishes to purchase from Seller, all right, title and interest in and to the Assigned Contracts and related assets, all pursuant to the terms and conditions of this Agreement; and
WHEREAS, capitalized terms used and not otherwise defined herein shall have the meanings set forth on Schedule I.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:
ARTICLE I

PURCHASE AND SALE OF ASSETS
1.1    Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, assign, deliver and relinquish to Buyer in perpetuity, free and clear of all Liens, all right, title and interest in and to the Acquired Assets. As used in this Agreement, “Acquired Assets” means:
(a)    all right, title and interest in, to and under all Contracts listed on Schedule 1.1(a) (collectively, the “Assigned Contracts”);
(b)    all books, records, information, documents, correspondence, files, manuals, studies, reports, databases and other materials, including any portions thereof, maintained in any medium (including, where available, digital media), that relate to, or are used in connection with, the Assigned Contracts, including equipment repair records, maintenance and service records, including descriptions of regularly scheduled and preventative maintenance; customer lists, customer addresses, records, invoices and database records (in Microsoft Excel or other electronic spreadsheet format); operating data and plans; billing records and purchase order numbers; accounting files and records; all lists of and all rights in and to the information contained therein; and, for the avoidance of doubt, all of the materials identified on Schedule 1.1(b), in each case that relate to, or are used in connection with, the Assigned Contracts (collectively, the “Books and Records”); and
(c)    all goodwill relating to the DMS Service Business.
1.2    Excluded Assets. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will constitute a sale, transfer, assignment or conveyance to Buyer of, and Buyer will not acquire any of any Seller’s right, title and interest in and to, the assets of the Seller that are not the Purchased Assets.
1.3    Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume from Seller the obligations of Seller under the Assigned Contracts as and to the extent such Assigned Contracts are transferred to Buyer under Section 1.1(a), but only to the extent such obligations (a) are to be performed in the first instance after the Closing and (b) do not arise from or relate to any breach or default by Seller of any provision of any of such Assigned Contracts or any event, circumstance or condition occurring or existing on or prior to the Closing that, with notice or lapse of time, would constitute or result in a breach or default thereof (the “Assumed Liabilities”). Buyer is not assuming and shall not have any liability or obligation whatsoever for any other Liabilities of Seller or any of its Affiliates (or any predecessors of Seller or any of its Affiliates) whatsoever, all of which will be retained and satisfied when due by Seller or any of its Affiliates, as applicable (collectively, the “Excluded Liabilities”). The disclosure of any Liability on any schedule to this Agreement shall not create an Assumed Liability or other Liability of Buyer, except where such disclosed Liability has been expressly assumed by Buyer as an Assumed Liability pursuant to this Section 1.3.
1.4    Closing. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the later of (a) January 31, 2018, provided that all of the conditions set forth in Article VI have been satisfied or waived (other than any such conditions that by their terms cannot be satisfied until the Closing Date, which conditions shall be required to be so satisfied or waived on the Closing Date) and (b) the third (3rd) Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than any such conditions that by their terms cannot be satisfied until the Closing Date, which conditions shall be required to be so satisfied or waived on the Closing Date), unless another time and/or date is agreed to in writing by Seller and Buyer (the “Closing Date”). The Closing shall be held at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, unless another place is agreed to in writing by Seller and Buyer (it being understood that the Closing may be effected by the delivery of documents via e-mail, facsimile and/or overnight courier).
1.5    Transfer Documents. At the Closing, in addition to the other deliverables contemplated by Article VI, the parties shall execute and deliver, or cause to be executed and delivered, the following documents (collectively, the “Transfer Documents”):
(a)    Seller and Buyer shall execute and deliver to each other a bill of sale, assignment and assumption agreement in substantially the form of Exhibit A, pursuant to which Seller will assign and convey to Buyer the Acquired Assets and Buyer will assume from Seller the Assumed Liabilities; and
(b)    Seller will execute and deliver all such other bills of sale, assignments, endorsements, certificates of title, consents and other good and sufficient instruments and documents of conveyance and transfer in a form reasonably satisfactory to Buyer, as Buyer reasonably shall deem necessary or appropriate to vest in or confirm to Buyer full and complete right, title and interest in and to all of the Acquired Assets.
1.6    Consents of Third Parties. Notwithstanding anything in this Agreement or in any Related Agreement to the contrary, neither this Agreement nor any such Related Agreement shall constitute an agreement to assign or otherwise transfer, or require Buyer to assume any obligations under, any Assigned Contract if an attempted assignment or transfer thereof would, without the consent of a third party to such assignment or transfer, constitute a breach thereof, would be ineffective, would affect adversely the rights of Buyer thereunder or would violate any applicable Law. If any such consent listed on Schedule 6.2(d) has not been obtained as of the Closing Date and Buyer in its sole discretion nevertheless determines to proceed with the Closing, Buyer may waive the closing condition that such consent be delivered at the Closing, and Seller shall use its best efforts to obtain such consent following the Closing, and Buyer shall provide commercially reasonable cooperation to Seller in seeking to obtain any such consent. Seller shall pay and discharge any and all reasonable out-of-pocket costs or expenses of seeking to obtain or obtaining any such consent or approval whether before or after the Closing Date up to ten thousand dollars ($10,000) in the aggregate. If any Assigned Contract is not transferred to Buyer at the Closing pursuant to this Agreement, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer all of the benefits of such Assigned Contract until such consent has been obtained. Nothing in this Section 1.6 shall be deemed to modify in any respect any of Seller’s representations or warranties set forth herein or the conditions to Buyer’s obligations contained in Article VI, be deemed a waiver by Buyer of its right to have received on or before the Closing Date an effective assignment of all of the Acquired Assets or be deemed to constitute an agreement to exclude from the Acquired Assets any assets described under Section 1.1.

1.7    Further Assurances. At any time and from time to time after the Closing, at the request of Buyer and without further consideration, Seller and its Affiliates shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation, and shall take such further action, as may be reasonably requested in order to more effectively transfer, convey and assign to Buyer, and to confirm Buyer’s title in and to, the Acquired Assets, and each of the parties shall execute such other documents and take such further action as may be reasonably required or desirable to carry out the provisions of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby.
ARTICLE II
PURCHASE PRICE
2.1    Purchase Price. The aggregate purchase price payable for the Acquired Assets shall be $8,000,000 (the “Purchase Price”), subject to adjustment pursuant to Section 2.3.
2.2    Payment of Purchase Price. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall pay:
(a)    to the Escrow Agent, the Escrow Amount, in cash by wire transfer of immediately available U.S. funds in accordance with the wire transfer instructions delivered to Buyer in writing at least three (3) Business Days prior to the Closing Date, to be deposited into an escrow account (the “Escrow Account”) with the Escrow Agent and held in accordance with the terms of an escrow agreement, in substantially the form attached as Exhibit B hereto (the “Escrow Agreement”); and
(b)    to Seller, the sum of the Purchase Price, less the Estimated Prepaid Revenue, less the Escrow Amount (the “Closing Payment”), in cash by wire transfer of immediately available U.S. funds in accordance with the wire transfer instructions delivered by Seller to Buyer in writing at least three (3) Business Days prior to the Closing Date.
2.3    Purchase Price Adjustment.
(a)    Two (2) Business Days prior to the Closing Date (or such other date as may be mutually agreed to by the parties), Seller shall deliver to Buyer a certificate setting forth a detailed calculation of Seller’s good faith estimate of Prepaid Revenue (the “Estimated Prepaid Revenue”), which must be reasonably acceptable to Buyer. For the purposes of determining the amount paid to Seller at the Closing, the Purchase Price shall be decreased by the amount, if any, of the Estimated Prepaid Revenue.
(b)    As promptly as possible, but in any event within ninety (90) days after the Closing Date, Buyer will deliver to Seller its calculation of Prepaid Revenue (the “Prepaid Revenue Statement”). The Prepaid Revenue Statement will be prepared in a manner consistent with the definition of Prepaid Revenue and the accounting principles and practices referred to therein.
(c)    Upon the reasonable request of Seller and during normal working hours, Buyer will make available to Seller the books and records used to prepare the Prepaid Revenue Statement. If Seller has any objections to the Prepaid Revenue Statement, Seller will deliver to Buyer a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Seller objects (the “Disputed Items”). If an Objections Statement is not delivered to Buyer within thirty (30) days after delivery of the Prepaid Revenue Statement, the Prepaid Revenue Statement as prepared by Buyer will be final, binding and non-appealable by the parties. Seller and Buyer will negotiate in good faith to resolve the Disputed Items, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Buyer, Seller and Buyer will submit any unresolved Disputed Items to the Accounting Firm. In the event the parties submit any unresolved Disputed Items to the Accounting Firm, each party will submit its final calculation of Prepaid Revenue (each, a “Final Prepaid Revenue Statement”) together with such supporting documentation as it deems appropriate, to the Accounting Firm within thirty (30) days after the date on which such unresolved Disputed Items were submitted to the Accounting

Firm for resolution. Seller and Buyer will use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Accounting Firm receives the Final Prepaid Revenue Statements prepared by Seller and Buyer. The Accounting Firm will promptly review only the unresolved Disputed Items and resolve the dispute with respect to each such specific item and amount in accordance with the definition of Prepaid Revenue and the accounting principles and practices referred to therein; provided that, the Accounting Firm shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in the Final Prepaid Revenue Statements provided to the such Accounting Firm pursuant hereto. The determination of the Accounting Firm will be final, binding and non-appealable by the parties absent manifest error. Each party will bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm. The costs and expenses of the Accounting Firm will be paid by the non-prevailing party, as determined by the Accounting Firm.
(d)    If the Prepaid Revenue as finally determined pursuant to Section 2.3(c) is greater than the Estimated Prepaid Revenue then, within five (5) Business Days after the determination of the Prepaid Revenue, Seller will pay to Buyer, by wire transfer of immediately available funds, an amount equal to such excess. If the Prepaid Revenue as finally determined pursuant to Section 2.3(c) is lower than the Estimated Prepaid Revenue then, within five (5) Business Days after the determination of the Prepaid Revenue, Buyer will pay to Seller, by wire transfer of immediately available funds, an amount equal to such shortfall.
2.4    Tax Withholding. Buyer shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the provisions of any applicable Laws, including as the result of a change in such applicable Laws after the date hereof. Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
2.5    Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets as reasonably determined by Buyer in accordance with Code Section 1060 (and any similar provisions of state or local Law, as appropriate) and shall be set forth in a schedule delivered by Buyer to Seller within one hundred twenty (120) days following the Closing Date (the “Proposed Allocation Schedule”). If Seller disagrees with the Proposed Allocation Schedule, Seller shall prepare and deliver to Buyer an Objections Statement within thirty (30) days of receipt of the Proposed Allocation Schedule and any disputes relating thereto shall be resolved in accordance with Section 2.3(c) mutatis mutandis. Buyer and Seller and their respective Affiliates shall file all Tax Returns (including IRS Form 8594) consistent with the final allocation of the Purchase Price determined hereunder (as reasonably adjusted to account for events occurring after the determination of the final allocation of the Purchase Price), and none of Buyer, Seller or their respective Affiliates shall take any Tax position inconsistent with the final allocation of the Purchase Price determined hereunder unless required to do so by a change in applicable Laws or a good faith resolution of a Tax contest.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as disclosed by Seller in the disclosure schedule, dated as of the date hereof and delivered by Seller to Buyer (the “Disclosure Schedule”), Seller hereby represents and warrants to Buyer that the representations and warranties contained in this Article III are true, complete and correct as of the date hereof and as of the Closing Date.
3.1    Organization and Good Standing of Seller. Seller is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware.
3.2    Authorization; Binding Obligation. Seller has all necessary corporate power and authority to execute and deliver this Agreement, each Related Agreement and each other instrument or document required to be executed and delivered by it pursuant to this Agreement or any Related Agreement, and to perform each of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each Related Agreement, the performance of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite action on the part of Seller and no other corporate proceedings on Seller’s part are necessary to authorize this Agreement or any Related Agreement or to consummate the transactions so contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Seller, and each Related Agreement, when executed and delivered by Seller, is or will be duly and validly executed and delivered by Seller, and this Agreement and each Related Agreement constitutes or will constitute, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies (collectively, the “Enforceability Exceptions”).
3.3    Consents. Except as set forth in Section 3.3 of the Disclosure Schedule, the execution and delivery by Seller of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller do not, and the performance of this Agreement, the Related Agreements and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller shall not, require Seller to provide notice to, obtain any consent of or take any other action in respect of any Person or obtain Approval of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
3.4    No Violation. Except as set forth in Section 3.4 of the Disclosure Schedule, the execution and delivery by Seller of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller do not, and the performance of this Agreement, the Related Agreements or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Seller will not, (a) conflict with, violate or breach the Organizational Documents of Seller, (b) conflict with or violate any Law or Order applicable to Seller or by which it or any of the Acquired Assets is bound or affected, or (c) conflict with or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a breach, violation or default) under, or impair the rights of Seller or alter the rights or obligations of any third party under, or result in or give to others any rights of termination, amendment, modification, acceleration or cancellation of, or result in the creation of a Lien on any of the Acquired Assets pursuant to, any Contract or other instrument or obligation to which Seller is a party or is otherwise bound, or any Approval to which Seller is a party or by which Seller, the Acquired Assets are bound or affected.
3.5    Title to Acquired Assets. Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good, valid and marketable title to, all of the Acquired Assets, free and clear of all Liens other than Liens arising from the Comerica Facility that shall be terminated at or prior to Closing. Except as set forth on Section 3.5 of the Disclosure Schedule, Seller has the power and the right to sell, assign and transfer, all of the Acquired Assets and upon consummation of the transactions contemplated by this Agreement Buyer will acquire, good, valid, exclusive and marketable title to all of the Acquired Assets, free and clear of all Liens.
3.6    Legal Proceedings. Except as set forth on Section 3.6(a) of the Disclosure Schedule, there is no Action pending or, to the knowledge of Seller, threatened by or against Seller or any of its officers, directors or employees involving, relating to or affecting any of the Acquired Assets, and Seller has not received any written or, to the knowledge of Seller, other claim, complaint, incident, report, threat or notice of any such Action. There is no such Action pending or threatened against any other Person by Seller. Section 3.6(b) of the Disclosure Schedule sets forth all Actions since the Acquisition Date involving, relating to or affecting any of the Acquired Assets that are no longer pending. There are no outstanding Orders against, involving, relating to or affecting the Acquired Assets, and Seller is not in default with respect to any such Order of which it has knowledge or was served upon it.
3.7    Compliance with Laws. Seller has complied and is in compliance with all Laws applicable to, involving or affecting any of the Acquired Assets. Seller has not received any written or, to the knowledge of the Seller, other notice to the effect that, or otherwise been advised in writing that, Seller is not in compliance with any such Laws, and Seller has no reason to anticipate that any existing circumstance is likely to result in an Action or a violation of any such Law. To the knowledge of Seller, no investigation or review by any Governmental Authority with respect to any Acquired Assets is pending or threatened, nor has any Governmental Authority indicated an intention to conduct the same.

3.8    Assigned Contracts.
(a)    Seller has delivered to Buyer true, complete and accurate copies of all Assigned Contracts, including all amendments and other changes thereto. Except for the Assigned Contracts, neither Seller nor any of its Affiliates is a party to any other Contract, whether written or oral, or arising out of any course of conduct, course of dealings, or any actions of any party, with any counterparty to an Assigned Contract or any customer of the DMS Service Business or their respective Affiliates.
(b)    Seller is not in breach or default under the terms of any Assigned Contract, and there exists no event, condition or occurrence that (with or without due notice or lapse of time, or both) would constitute such a breach or default, nor has Seller received any written or, to the knowledge of Seller, other notice of any breach or default or alleged breach or default under any Assigned Contract. No other party to any Assigned Contract is in breach or default under the terms thereof and there exists no event, condition or occurrence that (with or without due notice or lapse of time, or both) would constitute such a breach or default by any such party, nor has Seller received any written or, to the knowledge of Seller, other notice of any breach or default by any such party.
(c)    The Assigned Contracts are in full force and effect, valid and binding obligations of Seller and, to the knowledge of Seller, the other parties thereto, and enforceable in accordance with their respective terms, except as such enforceability may be limited by the Enforceability Exceptions. Seller has not received any written or, to the knowledge of Seller, other notice of cancellation, revocation or termination of any of the Assigned Contracts, nor are there any facts or circumstances that could reasonably be expected to lead to any such cancellation, revocation or termination, including receipt of any notice threatening cancellation, revocation or termination. Seller has not received written or, to the knowledge of Seller, other notice of any claim, dispute or controversy with respect to any Assigned Contract nor are there any facts or circumstances that could reasonably be expected to lead to any such claim, dispute or controversy with respect to any Assigned Contract. There are not, and have not been since the Acquisition Date, any material disputes between Seller and any customer under any Assigned Contract. Seller has not received any written or, to the knowledge of Seller, other request from a customer for material modifications to the terms of any Assigned Contract or for any material concessions.
(d)    Except as set forth in Section 3.8(d) of the Disclosure Schedule, no consent of, or notice to, any third party is required under any Assigned Contract as a result of or in connection with, and neither the enforceability nor any of the terms or provisions of any Assigned Contract will (assuming the due authorization, execution and delivery by the other parties thereto) be affected in any manner by, the execution, delivery and performance of this Agreement or any Related Agreement, or the transactions contemplated hereby or thereby, except as such enforceability may be limited by the Enforceability Exceptions.
(e)    There exist no product or service warranties or guarantees, express or implied, written or oral, with respect to the Assigned Contracts other than those warranties and guarantees expressly set forth in the Assigned Contracts. All services provided under the Assigned Contracts, whether break/fix or preventative maintenance, have been provided in material compliance with the terms of the Assigned Contracts and were rendered in full compliance with any applicable manufacturer guidelines for equipment being serviced under the Assigned Contracts. Section 3.8(e) of the Disclosure Schedule sets forth a list of disputes (evidenced in writing), written complaints, warranty claims or Actions arising under or relating to the Assigned Contracts since the Acquisition Date.
3.9    Books and Records. Seller has delivered true, complete and accurate copies of all Books and Records.
3.10    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller for which Buyer or any Affiliate of Buyer could become liable or obligated.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Seller that the representations and warranties contained in this Article IV are true, complete and correct.
4.1    Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
4.2    Authorization; Binding Obligation. Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement and each Related Agreement to which it is a party and each other instrument or document required to be executed and delivered by it pursuant to this Agreement or any such Related Agreement, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and each Related Agreement to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or any Related Agreement to which it is, or will become, a party or to consummate the transactions so contemplated herein and therein. This Agreement has been duly and validly executed and delivered by Buyer, and each Related Agreement to which Buyer is a party, when executed and delivered by Buyer, is or will be duly and validly executed and delivered by Buyer, and this Agreement constitutes, and each Related Agreement to which Buyer is or will become a party when executed and delivered by Buyer constitutes or will constitute, a legal, valid, and binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, except for the Enforceability Exceptions.
4.3    Consents. The execution and delivery by Buyer of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer do not, and the performance of this Agreement, the Related Agreements to which Buyer is a party and any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer shall not, require Buyer to provide notice to, obtain any Approval of or take any other action in respect of any Person or obtain consent of, observe any waiting period imposed by, make any filing with or notification to, or take any other action in respect of any Governmental Authority.
4.4    No Violation. The execution and delivery by Buyer of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer do not, and the performance of this Agreement, the Related Agreements to which Buyer is a party or any other instrument or document required by this Agreement or any Related Agreement to be executed and delivered by Buyer will not, (a) conflict with or violate the Organizational Documents of Buyer, (b) conflict with or violate any Law or Order applicable to Buyer, or (c) result in a breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any material Contract to which Buyer is a party, in any case, except where such conflict or breach would not reasonably be likely to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.
4.5    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer for which Seller or any Affiliate of the Seller could become liable or obligated.
4.6    Legal Proceedings. There is no Action pending or, to the knowledge of Buyer, threatened by or against or affecting Buyer that would (a) give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or (b) otherwise prevent Buyer from (i) executing and delivering this Agreement or the Related Agreements to which it is a party or (ii) performing Buyer’s obligations pursuant to, or observing any of the terms and provisions of, this Agreement or the Related Agreements to which it is a party.

ARTICLE V
COVENANTS
5.1    Conduct of Business Pending Closing.
(a)    Seller covenants and agrees that, between the date hereof and the Closing Date, or the earlier termination of this Agreement, Seller shall:
(i)    preserve intact the Acquired Assets in the ordinary course of business and in a manner consistent with past practice;
(ii)    use its commercially reasonable efforts to keep available the services of the Employees;
(iii)    use its commercially reasonable efforts to maintain in effect the Assigned Contracts; and
(iv)    fully perform its obligations under the Assigned Contracts in compliance with the terms of the Assigned Contracts.

(b)    Seller covenants and agrees that, between the date hereof and the Closing Date, or the earlier termination of this Agreement, Seller shall not:
(i)    sell, transfer, lease, license, sublicense, grant or otherwise dispose of any Acquired Asset or amend or modify in any material way, waive any rights under, or terminate, any Assigned Contract or seek or propose to do any of the foregoing;
(ii)    create, incur, suffer to exist or assume any Lien on any of the Acquired Assets (other than under the Comerica Facility); or
(iii)    take any action or fail to take any action that would result in any of the representations and warranties set forth in Article III becoming false or inaccurate or that would impair the ability of Seller to consummate the transactions contemplated hereby in accordance with the terms hereof or delay such consummation.
5.2    Cooperation; Approvals, Filings and Consents.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate the transactions contemplated hereby and to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VI, as applicable to each of them.
(b)    Seller and Buyer shall, as promptly as practicable, use commercially reasonable efforts to obtain all necessary Approvals from Governmental Authorities and make all other necessary registrations and filings under applicable Law required to be obtained or made by each of them in connection with the authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, if any.
(c)    Seller shall use its best efforts to obtain as promptly as practicable all consents and Approvals set forth on Schedule 5.2(c).

5.3    Access to Information. Prior to the Closing Date and upon reasonable notice, Seller shall afford to the Representatives of Buyer reasonable access during normal working hours to all of its properties, books, Contracts and records concerning the Acquired Assets and the DMS Service Business, and Seller shall furnish promptly to Buyer all information concerning the Acquired Assets and the DMS Service Business, as Buyer may reasonably request. Seller shall make available to the Representatives of Buyer upon the reasonable request of Buyer and during normal working hours all officers and employees of Seller as Buyer may reasonably request.
5.4    Notice of Certain Events. During the period from the date hereof until the Closing or the earlier termination of this Agreement, Seller shall promptly notify Buyer in writing of (i) the discovery by Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by Seller in this Agreement, (ii) any Action, event, condition, fact or circumstance that occurs, arises or exists after the date hereof and that causes or constitutes, or could reasonably be expected to cause or constitute, an inaccuracy in or breach of any representation or warranty made by Seller in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such Action, event, condition, fact or circumstance or (B) such Action, event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date hereof, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement to not be satisfied, and (iv) any breach of any covenant or obligation of Seller. If any event, condition, fact or circumstance that is required to be disclosed pursuant to this Section 5.4 requires any change in the Disclosure Schedule, Seller shall promptly deliver to Buyer an update to the Disclosure Schedule specifying such change, provided that, no such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of determining the accuracy of any of the representations and warranties made by Seller in this Agreement, including for purposes of Article VI or Article VII.
5.5    Public Announcements. No party shall issue or permit any of its respective Affiliates to issue any press release, public announcement or filing with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties hereto, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 5.5, neither Buyer nor Seller shall be prohibited from making any disclosure (a) required by applicable Laws (including pursuant to the rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market), in which case the party required to make the release, statement or filing shall allow the other parties reasonable time to comment on such release, statement or filing in advance of such issuance or filing to the extent permitted by applicable Laws or (b) made in connection with the enforcement of any rights or remedies relating to this Agreement or the transactions contemplated hereby. The parties hereto acknowledge and agree that the party required to make the release, statement or filing referred to in this Section 5.5 shall consider in good faith any comments to such release, statement or filing received from the other parties pursuant to this Section 5.5.
5.6    No Solicitation of Other Proposals. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller shall not, and Seller shall cause it Affiliates and the respective Representatives of Seller and its Affiliates (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication that might reasonably be expected to result in an Acquisition Proposal or (iii) approve or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth above by any Seller Representative, whether or not such Person is purporting to act on behalf of Seller, shall be deemed to be a breach of this Section 5.6 by Seller.
5.7    Non-Competition, Non-Solicitation and Confidentiality.
(a)    From the Closing Date until the three (3)-year anniversary thereof, Seller shall not, and Seller shall not permit, cause or encourage any of its Affiliates to, (x) engage or participate in, directly or indirectly, or otherwise advise, consult with, invest in, lend money to or have any other financial interest in, directly or indirectly, any Competing Business; or (y) solicit, induce or attempt to solicit or induce any customer of the Buyer or its Affiliates to terminate or change its relationship with Buyer or any of its Affiliates or to divert any business from the Buyer or its Affiliates to a Competing Business. For the avoidance of doubt, nothing herein shall prevent or otherwise restrict Seller from purchasing as a customer from a Competing Business or otherwise doing business as a customer with a Competing Business.
(b)    From the Closing Date until the two (2)-year anniversary thereof, Seller shall not, and Seller shall not permit, cause or encourage any other Person to, recruit, solicit, offer employment to, or employ or engage as a consultant, any Employee who accepts employment with Buyer; provided, however, a general solicitation or advertisement that is not directed at any such Employee shall not, solely by reason thereof, constitute a violation of this Section 5.7(b).
(c)    Seller acknowledges and agrees that the Acquired Assets constitute and include confidential and proprietary information, including confidential information included in the Assigned Contracts and the Books and Records (collectively, the “Confidential Information”), and that Buyer expects Seller and its Affiliates to protect the confidentiality of the Confidential Information. Accordingly, Seller covenants and agrees that, from and after the date hereof, it shall, and shall cause its Affiliates to, hold the Confidential Information in the strictest confidence and shall not use or disclose to any Person, directly or indirectly, any Confidential Information for any purpose whatsoever; provided, however, that Seller may disclose Confidential Information (i) as is required by Law or by legal, judicial or regulatory process; or (ii) that is or has become available to the public generally other than by acts by Seller, its Affiliates or any of their respective Representatives in violation of this Agreement or any other obligation of confidentiality; provided that, prior to making any such disclosure in the case of the foregoing clause (i), Seller shall, to the extent permitted by Law and reasonably practicable, provide reasonable advance notice to Buyer and reasonable assistance to Buyer (at Buyer’s expense) in attempting to obtain a protective order or other appropriate remedy concerning such disclosure. Seller agrees that it shall be responsible for any breach or violation of the provisions of this Section 5.10 by any of its Affiliates or its or its Affiliates’ Representatives.
(d)    Seller acknowledges that the covenants contained in this Section 5.10 are a material and substantial part of the transaction contemplated by this Agreement and are entered into in connection with and as an inducement to the acquisition by Buyer of the Acquired Assets and the other transactions contemplated by this Agreement, without which Buyer would be unwilling to enter into this Agreement or consummate the transactions contemplated hereby.
(e)    Seller acknowledges and agrees that (i) the provisions of this Section 5.10 are necessary and reasonable to protect the Confidential Information and the goodwill being acquired by Buyer pursuant to this Agreement; (ii) the specific time, geography and scope of the provisions set forth in this Section 5.10 are reasonable and necessary to protect the business interests of Buyer and its Affiliates as they relate to the transactions contemplated hereby; and (iii) in the event of a breach of any agreement set forth in this Section 5.10, Buyer would suffer substantial irreparable harm and would not have an adequate remedy at law for such breach. In recognition of the foregoing, Seller agrees that in the event of a breach or threatened breach of any of the provisions set forth in this Section 5.10, in addition to such other remedies as Buyer may have at Law, without posting any bond or security or requirement for proof of actual damages, Buyer shall be entitled to seek equitable relief, in the form of specific performance, or temporary, preliminary or permanent injunctive relief, or any other equitable remedy which then may be available. The seeking of such injunction or Order shall not affect Buyer’s right to seek and obtain damages or other equitable relief on account of any such actual or threatened breach.
(f)    If any provision of this Section 5.10 is held by a Court to be overly broad in duration, geographical coverage, substantive scope, or otherwise, that provision will be narrowed to the broadest term permitted by applicable Law and enforced as so narrowed, and such Court is hereby given express authority by the undersigned to modify the offending provisions hereof without the signature or prior consent of Seller or Buyer to the extent necessary to make them enforceable to the fullest extent permitted under applicable Law. Each provision of this Section 5.10 restricting the activities of Seller or Buyer in any way is intended to be separate from and enforceable separately from each such other provision.

5.8    Mutual Cooperation. From and after the Closing Date, Seller and Buyer shall use their respective reasonable efforts to provide to the other party (the “Requesting Party”) such books, records and information and make available to the requesting party such personnel (such party providing such books, records or information or making available such personnel to the requesting party, the “Providing Party”), in each case as may be reasonably requested in writing by the requesting party, for the purpose of reasonably assisting the requesting party in responding to Governmental Authority or professional inquiries, making required Governmental Authority filings (including Tax filings) or defending or prosecuting any Action relating to or arising out of the Acquired Assets or the Assumed Liabilities prior to or after the Closing Date; provided that subject to the provisions of Article VII, the Requesting Party shall promptly reimburse the Providing Party for any reasonable out-of-pocket expenses incurred by the Providing Party in connection with the provision of any such assistance (including reasonable legal fees and disbursements), but the Requesting Party shall not be required to reimburse the Providing Party for such party’s time spent in such cooperation or the salaries or costs of fringe benefits or other similar expenses paid by the Providing Party to its Affiliates or related Persons or their respective Representatives while such Persons are providing any such assistance.
5.9    Employee Matters. Schedule 5.9(i) sets forth a list of all employees and consultants that provide services to the DMS Service Business. Buyer, in its sole discretion, may engage as an employee, consultant or otherwise any of the employees of Seller listed on Schedule 5.9(ii) (the “Employees”) on terms acceptable to Buyer. Seller shall cooperate with and assist Buyer in such efforts, including providing access to the Employees as requested by Buyer and Seller, on behalf of itself and its Affiliates, hereby consents to such solicitation, hiring or engagement and waives any claims or rights under any non-competition, non-solicitation or similar agreement to which Buyer or its Affiliates or any such Employee, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties with respect thereto.
5.10    Transition Matters.
(a)    Seller shall take all action reasonably requested by Buyer, at no additional cost to Buyer, to effectively transition the Acquired Assets from the Seller to Buyer. Without limiting the generality of the foregoing, Seller and its Affiliates shall forward all telephone calls, correspondence, e-mails, inquiries and other information relating to the DMS Service Business to Buyer in a timely and professional manner.
(b)    Within five (5) Business Days of the Closing, Seller shall add the endorsement language set forth on Schedule 5.10 to Seller’s website at http://www.dmshealth.com (the “Website”). Seller shall maintain such endorsement language on the Website for a period of at least twelve (12) consecutive months commencing on the date such language is added to the Website.
(c)    Seller and its respective Affiliates shall fully cooperate with Buyer in developing and executing a detailed transition plan for the transition of the DMS Service Business and the Acquired Assets.
(d)    In the event that Seller shall receive any payment of Buyer Receivables, Seller shall hold the amount received in trust for the benefit of Buyer and shall promptly remit to Buyer the amount received in its entirety, without setoff or any other adjustment. Seller shall not purport to settle, compromise, or release (in whole or in part) any Buyer Receivables without the prior written consent of Buyer.
(e)    In the event that Buyer shall receive any payment of Seller Receivables, Buyer shall hold the amount received in trust for the benefit of Seller and shall promptly remit to Seller the amount received in its entirety, without setoff or any other adjustment. Buyer shall not purport to settle, compromise, or release (in whole or in part) any Seller Receivables without the prior written consent of Seller.
(f)    Notwithstanding anything herein to the contrary, Seller may retain one copy of the Books and Records for compliance purposes and for use in connection with the collection of the Seller Receivables.
5.11    Seller Receivables. Two (2) Business Days prior to the Closing Date (or such other date as may be mutually agreed to by the parties), Seller shall deliver to Buyer a certificate setting forth Seller’s good faith estimate of the Seller Receivables by customer, which must be reasonably acceptable to Buyer.

ARTICLE VI
CONDITIONS PRECEDENT TO CLOSING
6.1    Conditions to Obligation of Each Party. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a)    Governmental Approvals. All necessary notifications, declarations and filings with and Approvals from Governmental Authorities, if any, shall have been obtained or made and any applicable waiting periods shall have expired.
(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect that prevents the consummation of the transactions contemplated hereby, nor shall any Action brought by any Governmental Authority or any other Person seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, that makes the consummation of such transactions, as contemplated herein illegal.
6.2    Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, unless waived in writing by Buyer:
(a)    Representations and Warranties. Each of the representations and warranties of Seller set forth in Article III that is qualified by “materiality” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
(b)    Agreements and Covenants. Seller shall have performed or complied in all material respects with each obligation, agreement and covenant to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)    Officer’s Certificate. Seller shall have delivered to Buyer a certificate of an executive officer of Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
(d)    Consents and Approvals. All consents and Approvals set forth on Schedule 6.2(d) shall have been received in form and substance satisfactory to Buyer.
(e)    Related Agreements. Seller shall have executed and delivered to Buyer each of the Related Agreements and the actions required to be taken under the Related Agreements by Seller at or prior to the Closing shall have been taken.
(f)    Liens. All Liens on any of the Acquired Assets shall have been fully released and discharged pursuant to such documents in form and substance reasonably satisfactory to Buyer, and Seller and its Affiliates shall have made all necessary filings and taken all other action necessary to effect such releases and discharges, including filing all necessary UCC termination statements in all applicable jurisdictions.
(g)    Other Documents. Seller shall have delivered to Buyer such other instruments, certificates, documents or materials as may be reasonably requested by Buyer in connection with the consummation of the transactions contemplated hereby.

6.3    Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following additional conditions, unless waived in writing by Seller:
(a)    Representations and Warranties. Each of the representations and warranties of Buyer set forth in Article IV that is qualified by “materiality” or a similar qualifier shall be true and correct in all respects, and each of such representations and warranties that is not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date).
(b)    Agreements and Covenants. Buyer shall have performed or complied in all material respects with each obligation, agreement and covenant to be performed or complied with by them under this Agreement on or prior to the Closing Date.
(c)    Officer’s Certificate. Buyer shall have delivered to Seller a certificate of an officer of Buyer, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
(d)    Related Agreements. Buyer shall have executed and delivered to Seller each of the Related Agreements to which it is a party and the actions required to be taken thereunder by Buyer at or prior to the Closing thereunder shall have been taken.
ARTICLE VII
SURVIVAL; INDEMNIFICATION
7.1    Survival. Each of the representations and warranties contained in this Agreement, any Related Agreement or any exhibit or certificate delivered by or on behalf of Seller or Buyer pursuant to this Agreement shall survive the Closing for a period of twelve (12) months; provided, however, the Fundamental Representations shall remain in full force after the Closing until the expiration of the applicable statute of limitations with respect to the subject matter of such representation and warranty, or such later time as may be extended by tolling periods and other extensions. None of the covenants or other agreements contained in this Agreement or the Related Agreements shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.
7.2    Indemnification by Seller.
(a)    From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and their respective successors and assigns and the respective Representatives of each of the foregoing (the “Buyer Indemnified Persons”) from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred, suffered or accrued directly or indirectly by, such Buyer Indemnified Person that arise out of, relate to or result from or as a consequence of any of the following:
(i)    the breach or inaccuracy of any representation or warranty of Seller contained in this Agreement, any Related Agreement or any exhibit or certificate delivered hereunder, provided, that for purposes hereof, such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or any similar limitations or qualifications;
(ii)    the breach or non-fulfillment of, or non-compliance with, any agreement, obligation or covenant of Seller or any of its Affiliates contained in this Agreement or in any Related Agreement;
(iii)    any Excluded Liability; and

(iv)    any Taxes of any kind relating to or arising in connection with the transfer of the Acquired Assets to Buyer, including any Taxes payable under any “bulk sales law” or other similar Laws.
(b)    Subject to the other terms and conditions of this Article VII, including the Cap and Basket, any Losses that a Buyer Indemnified Person is entitled to recover pursuant to Section 7.2(a)(i) shall be satisfied from the Escrow Amount, in accordance with the terms of the Escrow Agreement. Any Losses that become payable to a Buyer Indemnified Person pursuant to Section 7.2(a) that are not satisfied in accordance with the preceding sentence shall be payable by Seller upon demand, by wire transfer of immediately available funds to an account designated in writing by such Buyer Indemnified Person.
7.3    Indemnification by Buyer.
(a)    From and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, successors and assigns and the respective Representatives of each of the foregoing (the “Seller Indemnified Persons”) from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred, suffered or accrued directly or indirectly by, such Seller Indemnified Person which arise out of, relate to or result from or as a consequence of any of the following:
(i)    the breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement, any Related Agreement or any certificate delivered by Buyer hereunder, provided, that for purposes hereof, such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or any similar limitations or qualifications;
(ii)    the breach or non-fulfillment of, or non-compliance with, any agreement, obligation or covenant of Buyer or any of its Affiliates contained in this Agreement or in any Related Agreement; or
(iii)    any Assumed Liability.
(b)    Subject to the other terms and conditions of this Article VII, including the Cap and Basket, any Losses that a Seller Indemnified Person is entitled to recover pursuant to Section 7.3(a) shall be payable by Buyer, upon demand, by wire transfer of immediately available funds to an account designated in writing by such Seller Indemnified Person.
7.4    Indemnification Process.
(a)    Any Buyer Indemnified Person or Seller Indemnified Person (an “Indemnified Person”) seeking indemnification under this Article VII shall give each party from whom indemnification is being sought (each, an “Indemnifying Person”) notice of any matter (a “Notice of Claim”) which such Indemnified Person has determined has given rise to or would reasonably be expected to give rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known (a “Loss Estimate”), describing the breach or inaccuracy and other material facts and circumstances upon which such claim is based and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises as promptly as practicable after becoming aware of such matter; provided, however, that the failure so to provide such Notice of Claim or any defect in such Notice of Claim will not affect the rights of any Indemnified Persons to obtain indemnification hereunder, except to the extent such failure to include information actually and materially prejudices such Indemnifying Person.
(b)    Upon any Indemnified Persons becoming aware of any claim as to which indemnification may be sought by such Indemnified Person pursuant to this Article VII, such Indemnified Person shall utilize commercially reasonable efforts, consistent with normal practices and policies and good commercial practice, to mitigate such Losses
(c)    Claims for indemnification hereunder resulting from the assertion of liability by third parties (each, a “Third Party Claim”) shall be subject to the following terms and conditions:

(i)    The Indemnified Person may defend any Third Party Claim with counsel of its own choosing, at the Indemnifying Person’s cost, and shall act reasonably and in accordance with its good faith business judgment in handling such Third Party Claim. If the Indemnified Person elects not to defend such Third Party Claim, the Indemnified Person shall promptly provide notice to the Indemnifying Person. The Indemnifying Person shall have ten (10) days to advise the Indemnified Person whether the Indemnifying Person accepts the defense of such claim, and the Indemnifying Person shall have no obligation to the Indemnified Person for legal fees incurred by the Indemnified Person after the date of any assumption of the defense by the Indemnifying Person. If the Indemnifying Person determines to accept the defense of such Third Party Claim, it shall defend such Third Party Claim with counsel of its own choice that is reasonably satisfactory to the Indemnified Person and at its own expense, provided that, the Indemnified Person shall have the right to be represented by its own counsel at its own expense. If the Indemnifying Person fails to undertake the defense of or settle or pay any such Third Party Claim within ten (10) days after the Indemnified Person has given written notice to the Indemnifying Person of the claim, or if the Indemnifying Person, after having given such notification to the Indemnified Person, fails within ten (10) days, or at any time thereafter, to defend to the reasonable satisfaction of the Indemnified Person, settle or pay such claim, then the Indemnified Person may take any and all necessary action to dispose of such claim at the Indemnifying Person’s cost.
(ii)    The Indemnifying Person and the Indemnified Person shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claims, keep each other apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any and all Third Party Claims.
(iii)    The party controlling the defense of a Third Party Claim may settle such Third Party Claim on any terms that it may deem reasonable, provided that, an Indemnifying Person shall not, without the Indemnified Person’s prior written consent, settle or compromise such proceeding, claim or demand, or consent to the entry of any judgment that does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Person of a written release from all liability in respect of such proceeding, claim or demand.
7.5    Fraud and Related Claims; Characterization of Payments. Notwithstanding any provision of this Agreement to the contrary, nothing contained in this Agreement shall in any way limit, impair, modify or otherwise affect the rights of an Indemnified Person to bring any claim, demand, suit or cause of action otherwise available to such Indemnified Person based upon, or to seek or recover any Losses arising from or related to, an allegation or allegations of fraud, willful misconduct, willful or intentional misrepresentation or omission of a material fact in connection with this Agreement or any of the Related Agreements or the transactions contemplated hereby or thereby. The parties agree that any payment pursuant to an indemnification obligation under this Article VII shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by Law. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under this Article VII is determined to be taxable to an Indemnified Person, the Indemnifying Party shall also indemnify the Indemnified Person for any Taxes incurred by reason of the receipt of such payment and any Losses incurred by the Indemnified Person in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).
7.6    Knowledge and Investigation. The right of any Indemnified Person to indemnification pursuant to this Article VII will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representations or warranty, or performance of or compliance with any covenant or agreement hereunder.
7.7    Limitations on Indemnification Obligations. Subject to the provisions of Section 7.5, the rights of Indemnified Persons to indemnification pursuant to the provisions of Section 7.2 and Section 7.3, as applicable, are subject to the following limitations:
(a)    An Indemnified Person shall not be entitled to recover any Loss pursuant to Section 7.2(a)(i) (other than with respect to the Fundamental Representations) or Section 7.3(a)(i), as applicable, unless and until the aggregate amount of all Losses thereunder exceeds $50,000 (the “Basket”), and then such Indemnified Person shall be entitled to indemnification only for the portion of its Losses that exceeds the Basket.

(b)    Additionally, in no event will the aggregate indemnification paid by an Indemnifying Person for Losses pursuant to Section 7.2(a)(i) or Section 7.3(a)(i), as applicable, exceed one hundred percent (100%) of the Purchase Price (the “Cap”).
7.8    Waivers. The waiver of any condition contained in this Agreement or in any Related Agreement based on the breach of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right of any Indemnified Person to indemnification pursuant to this Article VII based on such representation, warranty, covenant or agreement.
7.9    Remedies Cumulative. The rights of each Indemnified Person under this Article VII are cumulative, and each Indemnified Person shall have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Article VII without regard to the availability of a remedy under any provision of this Article VII.
7.10    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to Purchase Price for Tax purposes, unless otherwise required by Law.
ARTICLE VIII
TERMINATION, AMENDMENT, WAIVER AND EXPENSES
8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    By written consent of both Buyer and Seller;
(b)    By either Buyer or Seller, if the Closing shall not have occurred on or before February 7, 2018, which date may be extended from time to time by mutual written consent of Buyer and Seller (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation, including the satisfaction of any closing condition, under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c)    By either Buyer or Seller, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case, which has become final and non-appealable and which permanently restrains, enjoins or otherwise prohibits the Closing;
(d)    By Buyer, if Buyer is not in material breach of any of its obligations under this Agreement, and if Seller shall have breached in any material respect any of its representations or warranties or if Seller failed to perform in any material respect any of its respective covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.2 and (i) is incapable of being cured or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to the Outside Date or (B) the date that is ten (10) days from the date that such Seller is notified of such breach; or
(e)    By Seller, if Seller is not in material breach of any of its obligations, including the satisfaction of any closing condition, under this Agreement, and if Buyer shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 6.1 or 6.3 and (i) is incapable of being cured or (ii) if capable of being cured is not cured prior to the earlier of (A) the Business Day prior to the Outside Date or (B) the date that is ten (10) days from the date that Buyer is notified of such breach.
8.2    Procedure of Termination. Termination of this Agreement by any party shall be by delivery of a written notice to the other parties (a “Notice of Termination”). A Notice of Termination shall state the termination provision in this Agreement that such terminating party is claiming provides a basis for termination of this Agreement.

Termination of this Agreement pursuant to the provisions of Section 8.1 shall be effective upon and as of the date of delivery of a Notice of Termination as determined pursuant to Section 9.8.
8.3    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than this Article VIII and Article IX, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of any party hereto or any of their respective officers or directors to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from any Losses arising out of, resulting from or relating to any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement or any Related Agreement.
8.4    Expenses. All fees, costs and expenses incurred by such party to third parties in connection with this Agreement and the transactions contemplated hereby including legal, accounting and broker’s fees (collectively, “Transaction Expenses”), shall be paid by the party incurring such Transaction Expenses, whether or not the Closing occurs.
8.5    Amendment and Waiver. This Agreement may be amended only by an instrument in writing specifically amending this Agreement signed by duly authorized Representatives of Buyer and Seller. At any time prior to the Closing Date, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing specifically waiving such inaccuracies or compliance under this Agreement signed by the party or parties to be bound thereby. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.
ARTICLE IX
MISCELLANEOUS
9.1    Entire Agreement. This Agreement, together with the schedules and exhibits hereto, the Related Agreements and all other ancillary agreements, documents and instruments to be delivered in connection herewith contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior discussions, negotiations, proposals, undertakings, understanding and agreements, either oral or written, with respect thereto.
9.2    Assignment. Seller may not assign, delegate or otherwise transfer this Agreement or any of its rights, interests or obligations hereunder, without the prior written consent of Buyer, and any attempt to do so will be null and void ab initio. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each party’s successors, heirs, estates, executors, administrators and permitted assigns.
9.3    Counterparts. This Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement. This Agreement shall become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery, including by email of a PDF signature page, and each such counterpart signature page will constitute an original for all purposes.
9.4    Governing Law; Jurisdiction; Venue; Service of Process.

(a)    This Agreement shall be governed by the Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause application of the Laws of any jurisdiction other than the State of Delaware.
(b)    All Actions arising out of or relating to this Agreement shall be heard and determined in any state or federal Court sitting in the State of Delaware. Each of the parties to this Agreement irrevocably submits to the exclusive jurisdiction of the state Courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any Action arising out of or relating to this Agreement and each of the parties to this Agreement irrevocably agrees that all claims in respect of such Action may be heard and determined exclusively in any Delaware state or federal Court sitting in the State of Delaware. Each of the parties to this Agreement consents to service of process by delivery pursuant to Section 9.8 and agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
9.5    Specific Performance. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert as the defense that a remedy at law would be adequate.
9.6    Interpretation. The schedules and exhibits attached hereto are an integral part of this Agreement. All schedules and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this “Agreement” shall mean this Agreement together with all such schedules and exhibits. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “$” shall mean Dollars of the United States of America. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.
9.7    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
9.8    Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested or by electronic transmission, with confirmation as provided below addressed as follows:
If to Buyer:
c/o Philips North America LLC
3000 Minuteman Road
Building One

Andover, MA 01810
Fax: (978) 975-1285
Email: Jake.Giannotti@philips.com
Attention: Jacob Giannotti

with copies to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Dean G. Zioze, Esq.
Email: DZioze@mintz.com
If to Seller:
DMS Health Technologies, Inc.
1048 Industrial Court
Suwanee, GA 30024
Attention: Jeffry Keyes
Email: JKeyes@digirad.com
with copies to (which shall not constitute notice):
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Adam W. Finerman, Esq.
Email: AFinerman@olshanlaw.com
or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of electronic transmission, upon confirmed receipt, and (d) in the case of mailing, on the second Business Day following the date on which the piece of mail containing such communication was posted. Rejection or other refusal to accept or the inability to deliver a notice, request, demand, claim or other communication hereunder because of a changed address or changed e-mail address (if an e-mail address had been given) of which no notice was given as herein required shall be deemed to be receipt of the notice, request, demand, claim or other communication sent.
9.9    Representation by Counsel. Each party hereto acknowledges that it has been or has had an opportunity to be advised by legal counsel retained by such party in its sole discretion. Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party.
9.10    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
9.11    Third Party Beneficiaries. Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any Person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities whatsoever, except to the extent that such third person is an Indemnified Person in respect of the indemnification provided in accordance with Article VII. The representations and warranties contained in this Agreement are for the sole benefit of the parties hereto and no other Person may rely on such representations and warranties for any purpose whatsoever.
9.12    Bulk Sales Law. Each party hereby waives compliance by each other party with the so-called “bulk sales law” and other similar Law in any jurisdiction in respect of the transactions contemplated by this Agreement.
9.13    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUR OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

NOW THEREFORE, the parties hereto have executed, or caused this Asset Purchase Agreement to be executed by their duly authorized representatives, as of the date first written above.
BUYER:
PHILIPS NORTH AMERICA LLC

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Senior Vice President

SELLER:

DMS HEALTH TECHNOLOGIES, INC.

By:	/s/Jeffry Keyes
Name:	Jeffry Keyes
Title:	Chief Financial Officer

Schedule I

TABLE OF DEFINITIONS

“Accounting Firm” means Grant Thornton LLP.
“Action” means any suit, action, arbitration, cause of action, claim, complaint, prosecution, audit, inquiry, investigation, governmental or other proceeding, whether civil, criminal, administrative, investigative or informal, at law or at equity, before or by any Court, Governmental Authority, arbitrator or other tribunal.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, including any partnership or joint venture in which one Person (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of ten percent (10%), or more; and “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by Contract or credit arrangement or otherwise. For the avoidance of doubt, Digirad Corporation shall be deemed an Affiliate of Seller.
“Approval” means any license, permit, consent, approval, authorization, registration, filing, waiver, exemption, clearance, qualification or certification, including all pending applications therefor or renewals or amendments thereof, issued by, made available by or filed with any Government Authority.
“Acquisition Date” means January 1, 2016, the date Digirad Corporation acquired Seller.
“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer and its Affiliates and their respective Representatives) relating to any acquisition or license of any portion of the Acquired Assets, or any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated hereby.
“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of North Dakota or The Commonwealth of Massachusetts.
“Buyer Receivables” means the accounts receivable and other amounts that become due and payable under an Assigned Contract other than the Seller Receivables.
“Code” means the Internal Revenue Code of 1986, as amended, and all Regulations promulgated thereunder.
“Comerica Facility” means the revolving credit facility of Seller under the Revolving Credit Agreement, dated June 21, 2017, by and among Digirad Corporation and Comerica Bank.
“Competing Business” means the business of selling, distributing or servicing diagnostic imaging or ultrasound equipment in the Territory; provided that the sale or servicing of nuclear cameras manufactured by Digirad Corporation or its Affiliates or the service of other nuclear cameras pursuant to Contracts to which Seller or its Affiliates were a party that were in effect as of November 15, 2017 shall not be deemed a Competing Business for purposes hereof.
“Contract” means any loan agreement, indenture, letter of credit (including related letter of credit applications and reimbursement obligations), mortgage, security agreement, pledge agreement, deed of trust, bond, note, guarantee, surety obligation, warranty, license, franchise, permit, power of attorney, invoice, quotation, purchase order, sales order, lease, endorsement agreement, and any other agreement, contract, instrument, obligation, offer, commitment, plan, arrangement, understanding or undertaking, written or oral, express or implied, to which a Person is a party or by which any of its properties or assets may be bound or affected, in each case as amended, supplemented, waived or otherwise modified.
“Court” means any court or arbitration tribunal of any country or territory, or any state, province or other subdivision thereof.
“Escrow Agent” means SunTrust Bank.
“Escrow Amount” means $500,000.
“Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (Organization), 3.2 (Authorization; Binding Obligation), 3.4 (No Violation), 3.5 (Title to Acquired Assets), and 3.10 (Brokers), Sections 4.1 (Organization), 4.2 (Authorization; Binding Obligation), 4.4 (No Violation), and 4.5 (Brokers).
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means: (a) any nation, state, county, city, town, municipality, district, territory or other jurisdiction of any nature; (b) any federal, state, municipal or local governmental or quasi-governmental entity or authority of any nature; (c) any Court exercising or entitled to exercise judicial authority or power of any nature; (d) any multinational organization or body exercising any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; and (e) any department or subdivision of any of the foregoing, including any commission, branch, board, bureau, agency, official or other instrumentality exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.
“knowledge of Seller” (and similar terms and phrases) means the knowledge of Matthew G. Molchan, the President of Seller, Jeffry Keyes, the Chief Financial Officer of Seller, and Virgil Lott, the President, Diagnostic Imaging of Seller, after due inquiry concerning the subject in question.
“Laws” means all laws, statutes, codes, written policies, licensing requirements, ordinances and Regulations of any Governmental Authority including all Orders having the effect of law in each such jurisdiction.
“Liabilities” means any debts, liabilities, obligations, claims, charges, damages, demands and assessments of any kind, including those with respect to any Governmental Authority, whether accrued or not, known or unknown, disclosed or undisclosed, fixed or contingent, asserted or unasserted, liquidated or unliquidated, whenever or however arising (including, those arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
“Lien” means any mortgage, easement, right of way, charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction or adverse claim of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, or any other encumbrance or exception to title of any kind.
“Losses” means losses, damages, Liabilities, demands, Taxes, sanctions, deficiencies, assessments, judgments, costs, interest, penalties, Orders, Liens, Actions, bonds, dues, fines, fees costs (including costs of investigation, defense and enforcement of this Agreement and the Related Agreements), amounts paid in settlement and expenses (in each case, including reasonable attorneys’ and experts’ fees and expenses, which shall include a reasonable estimate of the allocable costs of in-house legal counsel and staff), whether or not involving a Third Party Claim.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of any Court or Governmental Authority.
“Organizational Documents” means, with respect to any corporation, those instruments that at the time constitute its corporate charter as filed or recorded under the Laws of the jurisdiction of its incorporation, including the articles or certificate of incorporation, organization or association, and its by-laws or memorandum of association, in each case including all amendments thereto, as the same may have been restated and, with respect to any other entity, the equivalent organizational or governing documents of such entity.
“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, or other legal entity.
“Prepaid Revenues” shall mean any prepaid revenues of the DMS Service Business as of the Closing Date, determined in accordance with the principles set forth on Schedule II.
“Regulation” means any rule or regulation of any Governmental Authority.
“Related Agreements” means the Transfer Documents and the Escrow Agreement.
“Representative” means, with respect to any specified Person, such Person’s officers, directors, employees, accountants, counsel and other representatives or agents.
“Seller Receivables” means the accounts receivable and other amounts that become due and payable under an Assigned Contract prior to Closing as a result of any services performed by Seller under such Assigned Contract prior to Closing.
“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, at least fifty percent (50%) of the stock or other equity interests in such entity.
“Tax Returns” means any and all returns, declarations, reports, claims for refunds and information returns or statements relating to Taxes, including all schedules or attachments thereto and including any amendment thereof, required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.
“Taxes” means all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any Governmental Authority, including those on or measured by or referred to as income, franchise, profits, gross receipts, capital, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, health insurance, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto.
“Territory” means the states of Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota, South Dakota, Wisconsin, and Wyoming.

Schedule II
Prepaid Revenue Determination

Prepaid Revenues shall be determined in accordance with GAAP.